Exhibit 99.1

  Nexxen Reports First Quarter 2025 Financial Results

Generated record Q1 Contribution ex-TAC and programmatic revenue, driven by 40% year-over-year CTV revenue growth, alongside a 95% year-over-year increase in Adjusted EBITDA

Trading structure simplification has driven higher trading volume as well as increased analyst and investor interest

Completed $50 million Ordinary Share repurchase program and launched a new and ongoing $50 million repurchase program in April 2025

Hosting investor day on May 22, 2025

NEW YORK, May 14, 2025 -- Nexxen International Ltd. (NASDAQ: NEXN) (“Nexxen” or the “Company”), a global, flexible advertising technology platform with deep expertise in data and advanced TV, announced today its financial results for the three months ended March 31, 2025.

Q1 2025 Financial Highlights

•	Record Q1 Contribution ex-TAC of $75.0 million, up 8% year-over-year
•	Record Q1 programmatic revenue of $71.8 million, up 10% year-over-year
•	Record Q1 CTV revenue of $26.4 million, up 40% year-over-year
•	CTV revenue increased to 37% of programmatic revenue from 29% in Q1 2024
•	Programmatic revenue reflected 92% of revenue compared to 88% in Q1 2024
•
Adjusted EBITDA of $23.1 million, up 95% year-over-year, representing a 31% Adjusted EBITDA Margin on a Contribution ex-TAC basis (30% on a revenue basis), compared to 17% (16% on a revenue basis) in Q1 2024

•	Video revenue increased to 75% of programmatic revenue from 66% in Q1 2024
•	$164.7 million cash and cash equivalents as of March 31, 2025, alongside $90 million undrawn on the Company’s revolving credit facility and no long-term debt

“Our momentum continued in Q1 fueling record results driven by CTV, alongside significant Adjusted EBITDA growth,” said Ofer Druker, Chief Executive Officer of Nexxen. “We believe these results reflect the payoff from years of investment in our technology, data capabilities and brand. Industry partners are increasingly embracing our full stack of interconnected AI-powered data and technology solutions - driving greater spending, deeper adoption and long-term growth potential, even in uncertain market conditions. The recent launch of nexAI, which is already being utilized by dozens of clients, marks an exciting step forward in our innovation journey - maximizing data value, improving usability and enhancing performance for customers across their workflows through a suite of AI-powered assistants and features. We remain confident these innovative advancements will increase our competitive advantages, further our momentum, accelerate our growth opportunity and reinforce our leadership position, and we look forward to sharing more at our investor day next week.”

Financial Guidance

o	Nexxen reaffirms its prior full year 2025 financial guidance:

•	Full year 2025 Contribution ex-TAC of approximately $380 million
•	Full year 2025 programmatic revenue to reflect approximately 90% of full year 2025 revenue
•	Full year 2025 Adjusted EBITDA of approximately $125 million

o
While the broader advertising market is experiencing softness in Q2 amid economic uncertainty and evolving U.S. trade policies, the Company remains confident in its full year 2025 guidance, contingent upon no significant deterioration in macroeconomic or advertising conditions. This confidence is supported by strong, ongoing support from Nexxen’s clients and partners.

o
Though the Company remains confident in its full year 2025 guidance based on current visibility and spending trends observed to this point in Q2, it also acknowledges the dynamic nature of the advertising landscape and that additional macroeconomic shocks, tariff impacts or policy shifts could materially affect market sentiment, consumer behavior and advertising demand.

o
Management expects to continue investments in technology, data and Generative AI throughout 2025 to advance the usability, interconnectivity and performance of Nexxen’s platform. These investments are expected to strengthen the Company’s competitive advantages, drive greater wallet share from customers, attract new partners and accelerate Nexxen’s growth opportunity.

Operational Highlights

•
Streamlined to a single U.S. Ordinary Share listing on Nasdaq in February 2025, driving stronger investor and analyst interest, higher trading volume and eligibility for inclusion in select stock indices.

•
Added 101 new actively spending first-time advertiser customers in Q1 2025 across travel, government, financial services and other verticals, including 15 new enterprise self-service advertiser customers.

•	Onboarded 63 new supply partners across several verticals and formats in Q1 2025.

•
Enhanced Nexxen’s live sports advanced TV offerings through partnerships with FOX Sports, DirecTV, FanDuel Sports Network (formerly Bally Sports) and others, as well as programmatic advertising platform StackAdapt.

•	Expanded partnership with Tubi, one of the largest free ad-supported streaming services, beyond the U.S. to the U.K. to increase programmatic advertising revenue opportunities.

•
Launched Nexxen U, a first-of-its-kind educational program dedicated to the convergence of linear, CTV and digital media, with experts from Tinuiti, KINESSO and others teaching courses, and hundreds of learners already participating.

Share Repurchase Program Updates (Share Totals and Cost Basis’ Shown on a Post-Reverse-Split Basis)

o	Nexxen repurchased 3,666,864 Ordinary Shares during Q1 2025 at an average price of $8.95, reflecting a total investment of $32.9 million.
o
The Company both completed its previous $50 million Ordinary Share repurchase program and launched a new and ongoing $50 million Ordinary Share repurchase program in April 2025, which is expected to continue until the earlier of November 19, 2025, or completion. The ongoing program does not obligate Nexxen to repurchase any particular amount of Ordinary Shares and the program may be suspended, modified or discontinued at any time at the Company’s discretion, subject to applicable law.

o
From March 1, 2022, when the Company launched a series of share repurchase programs, through March 31, 2025, Nexxen repurchased 22,621,472 Ordinary Shares, or 29.2% of shares outstanding, reflecting a total investment of $190.2 million.

o	As of April 30, 2025, the Company had approximately $39.0 million remaining on its Ordinary Share repurchase program authorization.
o
Nexxen’s Board of Directors intends to continue to evaluate implementing additional share repurchase programs following completion of the ongoing program, subject to then current market conditions, necessary approvals and the Company’s valuation.

Financial Highlights for the Three Months Ended March 31, 2025 ($ in millions, except per share amounts)

	Three months ended March 31
	2025	2024	%
IFRS highlights
Revenue	78.3	74.4	5%
Programmatic revenue	71.8	65.6	10%
Operating profit (loss)	3.4	(6.6)	153%

Net income (loss) margin on a gross profit basis	3%	(14%)

Total comprehensive income (loss)	2.4	(7.3)	133%
Diluted earnings (loss) per share (*)	0.02	(0.10)	126%

Non-IFRS highlights
Contribution ex-TAC	75.0	69.7	8%

Adjusted EBITDA	23.1	11.9	95%
Adjusted EBITDA Margin on a Contribution ex-TAC basis	31%	17%

Non-IFRS net income	10.6	1.2	808%
Non-IFRS diluted earnings per share (*)	0.16	0.02	898%

(*) Prior period results have been retroactively adjusted to reflect the Company’s two-for-one reverse share split and the changes in par value from NIS 0.01 to NIS 0.02 effected on February 14, 2025. See also Note 1a of the Company’s Annual Report on Form 20-F filed on March 5, 2025 for details.

First Quarter 2025 Financial Results Webcast and Conference Call Details

•	When: May 14, 2025, at 9:00 AM ET
•	Webcast: A live and archived webcast can be accessed from the Events and Presentations section of Nexxen’s Investor Relations website at https://investors.nexxen.com/
•	Participant Dial-In Numbers:
o	U.S. / Canada Toll-Free Dial-In Number: (888) 596-4144
o	U.K. Toll-Free Dial-In Number: +44 800 260 6470
o	International Dial-In Number: +1 (646) 968-2525
o	Conference ID: 8777366

About Nexxen

Nexxen empowers advertisers, agencies, publishers and broadcasters around the world to utilize data and advanced TV in the ways that are most meaningful to them. Our flexible and unified technology stack comprises a demand-side platform (“DSP”) and supply-side platform (“SSP”), with the Nexxen Data Platform at its core. With streaming in our DNA, Nexxen’s robust capabilities span discovery, planning, activation, monetization, measurement and optimization – available individually or in combination – all designed to enable our partners to achieve their goals, no matter how far-reaching or hyper niche they may be.

Nexxen is headquartered in Israel and maintains offices throughout the United States, Canada, Europe and Asia-Pacific, and is traded on Nasdaq (NEXN). For more information, visit www.nexxen.com.

For further information please contact:

Billy Eckert, Vice President of Investor Relations
ir@nexxen.com

Caroline Smith, Vice President of Communications
csmith@nexxen.com

Forward Looking Statements

This press release contains forward-looking statements, including forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities and Exchange Act of 1934, as amended. Forward-looking statements are identified by words such as “anticipates,” “believes,” “expects,” “intends,” “may,” “can,” “will,” “estimates,” and other similar expressions. However, these words are not the only way Nexxen identifies forward-looking statements. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation statements regarding anticipated financial results for full year 2025 and beyond; anticipated benefits of Nexxen’s strategic transactions and commercial partnerships; anticipated features and benefits of Nexxen’s products and service offerings, including anticipated benefits relating to the launch of nexAI; Nexxen’s positioning for accelerated growth and continued future growth; Nexxen’s medium- to long-term prospects; management’s belief that Nexxen is well-positioned to benefit from future industry growth trends and Company-specific catalysts; the Company’s plans with respect to its cash reserves as well as ongoing and future share repurchase programs; the anticipated impact of the Company’s Generative AI initiative and its ability to contribute to the Company’s growth; management’s expectations to continue investments in technology, data and Generative AI throughout 2025, and the anticipated impact of these investments; as well as any other statements related to Nexxen’s future financial results and operating performance. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors that may cause Nexxen’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including, but not limited to, the following: negative global economic conditions, including risks related to tariff impacts or policy shifts (including trade negotiations or enforcement actions) that could materially affect market sentiment, consumer behavior and advertising demand; global conflicts and war, including the war and hostilities between Israel and Hamas, Hezbollah, the Houthis in Yemen and Iran, and how those conditions may adversely impact Nexxen’s business, customers and the markets in which Nexxen competes; changes in industry trends; and other negative developments in Nexxen’s business or unfavorable legislative or regulatory developments. Nexxen cautions you not to place undue reliance on these forward-looking statements. For a more detailed discussion of these factors, and other factors that could cause actual results to vary materially, interested parties should review the risk factors listed in the Company’s most recent Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (www.sec.gov) on March 5, 2025. Any forward-looking statements made by Nexxen in this press release speak only as of the date of this press release, and Nexxen does not intend to update these forward-looking statements after the date of this press release, except as required by law.

Nexxen, and the Nexxen logo are trademarks of Nexxen International Ltd. in the United States and other countries. All other trademarks are the property of their respective owners. The use of the word “partner” or “partnership” in this press release does not mean a legal partner or legal partnership.

Use of Non-IFRS Financial Information

In addition to our IFRS results, we review certain non-IFRS financial measures to help us evaluate our business, measure our performance, identify trends affecting our business, establish budgets, measure the effectiveness of investments in our technology and development and sales and marketing, and assess our operational efficiencies. These non-IFRS measures include Contribution ex-TAC, Adjusted EBITDA, Adjusted EBITDA Margin, Non-IFRS Net Income and Non-IFRS Earnings per share, each of which is discussed below.

These non-IFRS financial measures are not intended to be considered in isolation from, as substitutes for, or as superior to the corresponding financial measures prepared in accordance with IFRS. You are encouraged to evaluate these adjustments and review the reconciliation of these non-IFRS financial measures to their most comparable IFRS measures and the reasons we consider them appropriate. It is important to note that the particular items we exclude from, or include in, our non-IFRS financial measures may differ from the items excluded from, or included in, similar non-IFRS financial measures used by other companies. See "Reconciliation of Revenue to Contribution ex-TAC," "Reconciliation of Total Comprehensive Income (Loss) to Adjusted EBITDA," and "Reconciliation of Net Income (Loss) to Non-IFRS Net Income," included as part of this press release.

o
Contribution ex-TAC: Contribution ex-TAC for Nexxen is defined as gross profit plus depreciation and amortization attributable to cost of revenue and cost of revenue (exclusive of depreciation and amortization) minus the Performance media cost (“traffic acquisition costs” or “TAC”). Performance media cost represents the costs of purchases of impressions from publishers on a cost-per-thousand impression basis in our non-core Performance activities. Contribution ex-TAC is a supplemental measure of our financial performance that is not required by or presented in accordance with IFRS. Contribution ex-TAC should not be considered as an alternative to gross profit as a measure of financial performance. Contribution ex-TAC is a non-IFRS financial measure and should not be viewed in isolation. We believe Contribution ex-TAC is a useful measure in assessing the performance of Nexxen because it facilitates a consistent comparison against our core business without considering the impact of traffic acquisition costs related to revenue reported on a gross basis.

o
Adjusted EBITDA: We define Adjusted EBITDA for Nexxen as total comprehensive income (loss) for the period adjusted for foreign currency translation differences for foreign operations, tax expenses (benefit), financial income (expenses), net, depreciation and amortization, stock-based compensation expenses and delisting related one-time costs. Adjusted EBITDA is included in the press release because it is a key metric used by management and our Board of Directors to assess our financial performance. Adjusted EBITDA is frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Management believes that Adjusted EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate directly to the performance of the underlying business.

o	Adjusted EBITDA Margin: We define Adjusted EBITDA Margin as Adjusted EBITDA on a Contribution ex-TAC basis.

o
Non-IFRS Net Income and Non-IFRS Earnings per Share: We define non-IFRS earnings per share as non-IFRS net income divided by non-IFRS weighted-average shares outstanding. Non-IFRS net income is equal to net income (loss) excluding amortization of acquired intangibles, delisting related one-time costs and stock-based compensation expenses, and also considers the tax effects of non-IFRS adjustments. In periods in which we have non-IFRS net income, non-IFRS weighted-average shares outstanding used to calculate non-IFRS earnings per share includes the impact of potentially dilutive shares. Potentially dilutive shares consist of stock options, restricted stock awards, restricted stock units and performance stock units, each computed using the treasury stock method. We believe non-IFRS earnings per share is useful to investors in evaluating our ongoing operational performance and our trends on a per share basis and also facilitates comparison of our financial results on a per share basis with other companies, many of which present a similar non-IFRS measure. However, a potential limitation of our use of non-IFRS earnings per share is that other companies may define non-IFRS earnings per share differently, which may make comparison difficult. This measure may also exclude expenses that may have a material impact on our reported financial results. Non-IFRS earnings per share is a performance measure and should not be used as a measure of liquidity. Because of these limitations, we also consider the comparable IFRS measure of net income (loss).

We do not provide a reconciliation of forward-looking non-IFRS financial metrics because reconciling information is not available without an unreasonable effort, such as attempting to make assumptions that cannot reasonably be made on a forward-looking basis to determine the corresponding IFRS metric.

Reconciliation of Total Comprehensive Income (Loss) to Adjusted EBITDA

	Three months ended March 31
	2025	2024	%
($ in thousands)
Total comprehensive income (loss)	2,391	(7,286)	133%
Foreign currency translation differences for foreign operation	(758)	412
Tax expenses (benefit)	2,876	(225)
Financial income (expenses), net	(1,060)	545
Depreciation and amortization	15,267	15,793
Stock-based compensation expenses	2,900	2,634
Delisting related one-time costs	1,520	-
Adjusted EBITDA	23,136	11,873	95%

Reconciliation of Revenue to Contribution ex-TAC

	Three months ended March 31
	2025	2024	%
($ in thousands)
Revenue	78,330	74,432	5%
Cost of revenue (exclusive of depreciation and amortization)	(11,199)	(14,538)
Depreciation and amortization attributable to cost of revenue	(12,294)	(11,766)
Gross profit (IFRS)	54,837	48,128	14%
Depreciation and amortization attributable to cost of revenue	12,294	11,766
Cost of revenue (exclusive of depreciation and amortization)	11,199	14,538
Performance media cost	(3,342)	(4,750)
Contribution ex-TAC (Non-IFRS)	74,988	69,682	8%

Reconciliation of Net Income (Loss) to Non-IFRS Net Income

	Three months ended March 31
	2025	2024	%
($ in thousands)
Net income (loss)	1,633	(6,874)	124%
Amortization of acquired intangibles	5,870	7,057
Delisting related one-time costs	1,520	-
Stock-based compensation expenses	2,900	2,634
Tax effect of Non-IFRS adjustments (1)	(1,284)	(1,645)
Non-IFRS net income	10,639	1,172	808%

Weighted average shares outstanding—diluted (in millions) (2) (*)	65.7	72.2

Non-IFRS diluted earnings per share (in USD) (*)	0.16	0.02	898%

(1)	Non-IFRS net income includes the estimated tax impact from the expense items reconciling between net income (loss) and non-IFRS net income
(2)	Non-IFRS earnings per share is computed using the same weighted-average number of shares that are used to compute IFRS earnings (loss) per share

(*) Prior period results have been retroactively adjusted to reflect the Company’s two-for-one reverse share split and the changes in par value from NIS 0.01 to NIS 0.02 effected on February 14, 2025. See also Note 1a of the Company’s Annual Report on Form 20-F filed on March 5, 2025 for details.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited)

	March 31	December 31
	2025	2024
	USD thousands
Assets
ASSETS:
Cash and cash equivalents	164,712	187,068
Trade receivables, net	159,182	217,960
Other receivables	6,407	4,579
Current tax assets	3,987	3,373

TOTAL CURRENT ASSETS	334,288	412,980

Fixed assets, net	16,181	15,727
Right-of-use assets	28,790	31,500
Intangible assets, net	332,336	336,768
Deferred tax assets	14,474	17,800
Investment in shares	25,000	25,000
Other long-term assets	572	738

TOTAL NON-CURRENT ASSETS	417,353	427,533

TOTAL ASSETS	751,641	840,513

Liabilities and shareholders’ equity

LIABILITIES:
Current maturities of lease liabilities	14,191	14,340
Trade payables	173,049	228,514
Other payables	36,796	38,526
Current tax liabilities	4,247	4,677

TOTAL CURRENT LIABILITIES	228,283	286,057

Employee benefits	275	300
Long-term lease liabilities	19,854	22,857
Deferred tax liabilities	503	445

TOTAL NON-CURRENT LIABILITIES	20,632	23,602

TOTAL LIABILITIES	248,915	309,659

SHAREHOLDERS’ EQUITY:
Share capital	360	377
Share premium	332,005	362,507
Other comprehensive loss	(1,718)	(2,476)
Retained earnings	172,079	170,446

TOTAL SHAREHOLDERS’ EQUITY	502,726	530,854

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	751,641	840,513

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATION AND OTHER COMPREHENSIVE INCOME (LOSS)
(Unaudited)

	Three months ended March 31
	2025	2024
	USD thousands

Revenue	78,330	74,432

Cost of Revenue (Exclusive of depreciation and amortization shown separately below)	11,199	14,538

Research and development expenses	12,764	12,381
Selling and marketing expenses	28,866	27,134
General and administrative expenses	6,785	11,140
Depreciation and amortization	15,267	15,793

Total operating costs	63,682	66,448

Operating Profit (loss)	3,449	(6,554)

Financing income	(1,770)	(2,425)
Financing expenses	710	2,970

Financing expenses (income), net	(1,060)	545

Profit (loss) before taxes on income	4,509	(7,099)

Tax expenses (benefits)	2,876	(225)

Profit (loss) for the period	1,633	(6,874)

Other comprehensive income (loss) items:
Foreign currency translation differences for foreign operation	758	(412)

Total other comprehensive income (loss) for the period	758	(412)

Total comprehensive income (loss) for the period	2,391	(7,286)

Loss per share
Basic earnings (loss) per share (in USD) (*)	0.03	(0.10)
Diluted earnings (loss) per share (in USD) (*)	0.02	(0.10)

(*) Prior period results have been retroactively adjusted to reflect the Company’s two-for-one reverse share split and the changes in par value from NIS 0.01 to NIS 0.02 effected on February 14, 2025. See also Note 1a of the Company’s Annual Report on Form 20-F filed on March 5, 2025 for details.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(Unaudited)

	Share capital	Share premium	Other comprehensive income (loss)	Retained earnings	Total
	USD thousands

Balance as of January 1, 2025	377	362,507	(2,476)	170,446	530,854
Total comprehensive income for the period
Profit for the period	-	-	-	1,633	1,633
Other comprehensive income:
Foreign currency translation	-	-	758	-	758

Total comprehensive income for the period	-	-	758	1,633	2,391

Transactions with owners, recognized directly in equity
Own shares acquired	(20)	(32,864)	-	-	(32,884)
Share based compensation	-	2,203	-	-	2,203
Exercise of share options	3	159	-	-	162

Balance as of March 31, 2025	360	332,005	(1,718)	172,079	502,726

Balance as of January 1, 2024	417	410,563	(2,441)	135,009	543,548
Total comprehensive loss for the period
Loss for the period	-	-	-	(6,874)	(6,874)
Other comprehensive loss:
Foreign currency translation	-	-	(412)	-	(412)

Total comprehensive loss for the period	-	-	(412)	(6,874)	(7,286)

Transactions with owners, recognized directly in equity
Own shares acquired	(17)	(16,075)	-	-	(16,092)
Share based compensation	-	2,660	-	-	2,660
Exercise of share options	2	189	-	-	191

Balance as of March 31, 2024	402	397,337	(2,853)	128,135	523,021

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited)

	Three months ended March 31
	2025	2024
	USD thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Profit (loss) for the period	1,633	(6,874)
Adjustments for:
Depreciation and amortization	15,267	15,793
Net financing expense (income)	(1,113)	430
Gain on leases modification	(9)	(4)
Share-based compensation and restricted shares	2,900	2,634
Tax expenses (benefits)	2,876	(225)

Change in trade and other receivables	57,122	45,684
Change in trade and other payables	(58,640)	(19,361)
Change in employee benefits	(23)	(7)
Income taxes received	76	453
Income taxes paid	(1,552)	(433)
Interest received	1,266	1,961
Interest paid	(528)	(2,325)

Net cash provided by operating activities	19,275	37,726

CASH FLOWS FROM INVESTING ACTIVITIES
Change in pledged deposits, net	(58)	(27)
Payments on finance lease receivable	390	443
Acquisition of fixed assets	(2,274)	(2,719)
Acquisition and capitalization of intangible assets	(3,905)	(3,618)
Repayment of debt investment	23	27

Net cash used in investing activities	(5,824)	(5,894)

CASH FLOWS FROM FINANCING ACTIVITIES
Acquisition of own shares	(31,979)	(15,970)
Proceeds from exercise of share options	162	191
Leases repayment	(4,113)	(4,027)
Net cash used in financing activities	(35,930)	(19,806)

Net increase (decrease) in cash and cash equivalents	(22,479)	12,026

CASH AND CASH EQUIVALENTS AS OF THE BEGINNING OF PERIOD	187,068	234,308

EFFECT OF EXCHANGE RATE FLUCTUATIONS ON CASH AND CASH EQUIVALENTS	123	(1,397)

CASH AND CASH EQUIVALENTS AS OF THE END OF PERIOD	164,712	244,937